June 24, 2019

Michael Coco, Esq., Chief

Office of International Corporate Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Coco:

On behalf of our client, Toyota Motor Corporation (the “Company”), a company incorporated under the laws of Japan, we are filing through EDGAR the Company’s Registration Statement on Form F-4 (the “Registration Statement”) relating to the statutory share exchange for shares of common stock of Misawa Homes Co., Ltd.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81 3 5251 1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81 3 5251 0210.

Thank you for your time and attention.

Very truly yours,

/s/ Masahisa Ikeda

Masahisa Ikeda

cc:	Mr. Masayoshi Hachisuka, Accounting & Finance Division, Toyota Motor Corporation